January 4, 2006
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Michael McTiernan, Esq.

Re:	Cornerstone Core Properties REIT, Inc. Registration Statement on Form S-11 File No. 333-121238
Dear McTiernan:
     Cornerstone Core Properties REIT, Inc. (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the effectiveness of Post-Effective Amendment No. 1 and Post-Effective Amendment No. 2 to the above-referenced registration statement be accelerated to 12:00 p.m., Eastern Time, on Friday, January 6, 2006, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Cornerstone Core Properties REIT, Inc.,
a Maryland corporation

By:	/s/ Sharon Kaiser

Sharon Kaiser, Chief Financial Officer